[Reference Translation]

February 25, 2026

Company name:	TOYOTA MOTOR CORPORATION

Representative:	Koji Sato, President

(Code number: 7203; TSE Prime/NSE Premier)

Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: +81-565-28-2121)

Notice Concerning Determination of Shareholder Benefit

Details (Record Date: March 31, 2026)

Toyota Motor Corporation (the “Company”) has introduced a shareholder benefit program in appreciation of the ongoing support from our shareholders and with the aims of helping investors deepen their understanding of Toyota Group’s business operations through the use of related services and encouraging more investors to hold the Company’s shares for an extended period.

The Company hereby announces that it has determined the details of the shareholder benefit program for the record date of March 31, 2026, as set forth below.

1.  Overview

I. Eligible Shareholders

Shareholders who are recorded in the Company’s shareholder registry as of March 31, 2026 and who hold 100 or more shares of the Company’s common stock.

II.	Details of Shareholder Benefits (changes from the shareholder benefits for the record date of March 31, 2025 are underlined.)

①	Eligible shareholders will be awarded TOYOTA Wallet credit based on the number of shares held and the continuous holding period as of the record date, as outlined below.

Number of shares held	Continuous holding period (Note 1)	Awarded credit (Note 2) (Credit equivalent to)
1,000 shares or more (Note 3)	5 years or more	JPY30,000
100 shares or more	3 years or more	JPY3,000
	1 year to less than 3 years	JPY1,000
	Less than 1 year	JPY500

TOYOTA Wallet is an all-Toyota smartphone payment application provided by the Company, Toyota Financial Services Corporation, and Toyota Finance Corporation, which aims to realize a seamless service that can be used by anyone, anywhere in Japan, by improving the convenience of daily payments for customers, and to serve as a platform that will contribute to the mobility society in the future.

The Company is promoting the adoption of TOYOTA Wallet to “make Toyota payments more flexible with your smartphone,” including a new car purchasing experience through TOYOTA Wallet and ongoing car life support services following vehicle delivery. For more details about TOYOTA Wallet, please visit the following website.

URL: https://tscubic.com/toyota-wallet/ (Japanese only)

*	To receive a TOYOTA Wallet credit, you need to install the TOYOTA Wallet application and register your customer information.

*

If you do not have a compatible smartphone or otherwise experience difficulties receiving the TOYOTA Wallet credit, it is possible for a family member, relative, or friend to receive it on your behalf.

*	Shareholders holding 1,000 or more shares for a continuous period of five years or more may, in lieu of the 30,000 yen TOYOTA Wallet credit, choose one of the following TOYOTA merchandise items.

•	Assortment of racing items (approximate value: 10,000 yen)

•	Assortment of sports merchandise and Toyota Museum curry (approximate value: 10,000 yen)

•	Assortment of TOYOTA UPCYCLE items (approximate value: 10,000 yen)

•	Ordinary General Shareholders’ Meeting attendance gift

(Please refer to the reference materials at the end of this press release for details on the contents of each assortment.)

The Company has prepared 2,000 units of each of the above TOYOTA merchandise items. If applications exceed these limits, recipients will be selected by lottery. Shareholders who are not selected may receive either a QUO Card worth 10,000 yen or a TOYOTA Wallet credit of 30,000 yen, according to their preference.

②

In addition to the benefits outlined in ①, eligible shareholders described in 1.I above may enter a drawing for one of the following prizes (A to F), regardless of the number of shares held or the continuous holding period. If selected, the shareholder will receive the corresponding prize.

Race Tickets for Two

	Race	Schedule	Venue	Winners
A	2026 FIA World Endurance Championship Round 7 6 Hours of Fuji	September 25 (Fri) – 27 (Sun)	Fuji Speedway (Shizuoka Prefecture)	1,000 for each race
B	2026 Japanese Super Formula Championship Rounds 9 and 10	October 9 (Fri) – 11 (Sun)
C	Super Taikyu Series 2026 Round 7	November 14 (Sat) – 15 (Sun)

* The race schedule above reflects current plans and is subject to change.

FIA World Endurance Championship	Japanese Super Formula Championship	Super Taikyu Series

Endurance championship that includes races such as the “24 Hours of Le Mans,” which is considered one of the three major races in the world	Top category of formula racing in Japan	Endurance race series competion with vehicles based on mass-produced commercial cars

For more information on the Company’s motor sports initiatives and details of these races, please visit the following website.

URL: https://toyotagazooracing.com/?direct=global (TOYOTA GAZOO Racing)

https://toyota-racing.com/ (TOYOTA RACING)

https://en.fujimotorsportsforest.jp/ (Fuji Speedway)

TOYOTA UPCYCLE Items

	Item	Item image	Item description	Winners
D	Tote bag		This is the original outdoor product from Toyota that campers have long awaited but never had before. The lineup, made using nylon base fabric also used in airbags and surplus seatbelt materials, offers outdoor gear that combines environmental consideration with functionality.	500

E	Pen case (slim)	* Selected shareholders will receive one pen case (slim). The color of the pen case cannot be specified.	Toyota’s Stationery series is created by upcycling high-quality seat leather remnants used in LEXUS vehicles. Enjoy the unique story of each product, which includes scars, wrinkles, and markings characteristic of the remnants. These items seamlessly blend into everyday scenes, subtly expressing the individuality and philosophy of their owners.	2,000

F	Key case		An expressive lifestyle item crafted from premium seat leather remnants used in vehicles such as Lexus, Land Cruiser, and Crown. The durability and supple texture unique to automotive-grade materials blend seamlessly into your daily routine, adding a touch of style to your closely-held items. By combining leather sourced from different vehicles, this design draws out each material’s distinct character, recast as a valuable item that accompanies you every day.	500

*

TOYOTA UPCYCLE is a project aimed at realizing a circular society by transforming waste materials (remnants and scraps) that are difficult to reuse or recycle, generated in various manufacturing processes, including the automotive manufacturing, into products with new value. Together with diverse partners in materials, manufacturing and sales, the Company is working towards a future where “wastefulness” continuously transforms into “something better.” For more details, please visit the following website.

URL: https://global.toyota/newbiz/toyotaupcycle/en/

III. Scheduled Distribution Time

①	TOYOTA Wallet Credit: Late May or thereafter

Items selected in lieu of TOYOTA Wallet credit: August or thereafter

②	Race tickets for two and TOYOTA UPCYCLE items: August or later

(Detailed information on how to obtain and the period for obtaining ① and the application method and period of ② will be included in a detailed guide to the shareholder benefit program, which will be enclosed with the notice of the annual shareholders meeting scheduled to be sent out in late May.)

2. Other

For information on the shareholder benefit program, please visit the Company’s website below.

URL: https://global.toyota/jp/ir/stock/yutai/ (Japanese only)

(Note 1)

Continuous holding refers to being consecutively recorded in the Company’s shareholder registry under the same shareholder number on each March 31 and September 30, going back retrospectively from the record date (March 31 each year), including that date itself.

Continuous holding period	Number of times being recorded consecutively
5 years or more	11 times or more
3 years or more	7 times or more
1 year or less than 3 years	3 to 6 times
Less than 1 year	2 times or fewer

(Note 2)

If a shareholder has acquired additional shares during the continuous holding period, resulting in the shareholder falling under a different category as of the record date, the benefit will be adjusted accordingly. For instance, if a shareholder has held 100 shares for more than 5 years and subsequently increases their holding to 1,000 shares, the continuous holding period for the 1,000 shares category as of the record date will be less than 1 year. However, since the original 100 shares have been held for more than 3 years, the shareholder will be awarded a credit equivalent to JPY3,000.

(Note 3)

The Company conducted a 5-for-1 stock split with a record date of September 30, 2021. The retrospective determination of the continuous holding period will be based on the post-split number of shares (this will affect the determination of a holding period of 5 years or more in the 1,000 shares category, and for the purpose of this determination, holding 200 shares or more as of the record date of September 30, 2021 or earlier will be considered equivalent to holding 1,000 shares as of the record date of March 31, 2022 and after).

End

(Reference Materials)

Shareholders holding 1,000 or more shares for a continuous period of five years or more may, in lieu of the 30,000 yen TOYOTA Wallet credit, choose one of the following TOYOTA merchandise items.

	Item	Item image
Assortment of racing items (approximate value: 10,000 yen)	Jacquard woven sports towel TGR collection official items
GR86 lunch tote bag TGR collection official items
Wearable neck fan TGR Collection official items
Jetstream 4&1 multi-function pen TGR collection official items
Assortment of sports merchandises and Toyota Museum curry (approximate value: 10,000 yen)	Nagoya Grampus tumbler cup
Alvark Tokyo jacquard face towel
Toyota Verblitz Jetstream 4&1 multi-function pen
Toyota Museum curry set (3 single-serving packs)
Assortment of TOYOTA UPCYCLE items (approximate value: 10,000 yen)	ID card holder
Bookmark
Pen case
Ordinary General Shareholders’ Meeting attendance gift	122nd Ordinary General Shareholders’ Meeting attendance gift	To be disclosed on the day of the Ordinary General Shareholders’ Meeting
*	The contents of the assortments and the design and color of each item shown are for illustrative purposes only and may differ from the actual products.